Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MF Fire, Inc.
3031 Washington Blvd, G
BALTIMORE, MD 21230
mffire.com

Up to $617,493.65 in Common Stock at $1.55
Minimum Target Amount: $14,999.35

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: MF Fire, Inc.
Address: 3031 Washington Blvd, G, BALTIMORE, MD 21230
State of Incorporation: DE
Date Incorporated: November 14, 2016

Terms:

Equity

Offering Minimum: $14,999.35 | 9,677 shares of Common Stock
Offering Maximum: $617,493.65 | 398,383 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.55
Minimum Investment Amount (per investor): $398.35

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

TTW Reservation holder

Reserve shares in the TTW - 5% bonus shares

Loyalty Bonus

Previous Investors - 5% bonus shares - open to any previous MF Fire Reg CF investor

Time-Based Perks

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 7 days | 5% bonus shares

Amount-Based Perks

Bronze Perk - $750+ 10% discount on any stove or product (purchased from the company website)

Silver Perk - $1200+ 15% discount on any stove or product (purchased from the company website)

Gold Perk - $2,500+ | + 5% bonus shares

Platinum Perk - $5,000+ | + 5% bonus shares+ free Delta firepit

Titanium Perk - $10,000+ | + 10% bonus shares+ free Delta firepit

Diamond Perk - $25,000+ | + 15% bonus shares+ free Delta firepit + 30 minute call with CEO/Founder

Double Diamond Perk - $50,000+ | + 20% bonus shares + free Delta firepit + 60 minute call with CEO/Founder

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

MF Fire will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.55 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $155. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investor bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MF Fire operates as a forward-thinking clean tech entity, pioneering revolutionary wood stove technology to address critical air pollution concerns. Understanding that wood stoves warm around 100 million households worldwide but contribute to harmful air pollution, we've devised solutions with the expertise of Ph.D. level professionals in fire science and engineering. Our efforts have resulted in the first fully automated wood stove, a global big data repository for fire performance, and a significant patent portfolio. Notably, we won the MIT Clean Energy Prize and provide customers with up to 50% savings on heating costs.

Established in 2014, MF Fire has generated revenue since 2016, offering products across North America via retail, e-commerce platforms like Wayfair, and direct-to-consumer channels. The company has shown a profit each of the last 2 fiscal years. Our collaboration with the US Department of Energy led to two innovation grants for $2 million, propelling our expansion to a global market worth an estimated $10.3 billion.

We're introducing a new category of smart solutions for the global wood stove base of 100 million. Our distribution spans multiple channels, with a retailer network in the US and Canada surpassing 200 outlets. Our primary product line is the Nova family of wood stoves, with eight models and more on the horizon. Our upcoming product line, focusing on real-time monitoring and expert guidance, is a result of a government-backed initiative and aims to diversify our revenue while introducing a clean energy-focused IoT device to the wood heating industry. This product will enhance stove efficiency and reduce harmful emissions like PM2.5.

Intellectual Property

MF Fire has the following patents and patents pending, either issued directly to or exclusively licensed to the company.

- Patent No.: US 10,041,682 B1 (Please note this patent was invented by the Company's founders in partnership with the University of Maryland and the Company maintains exclusive rights to the patent which is owned by the University).

- Patent No.: 10,920,987

- Patent Pending: 62/900,115 13

The company also maintains and uses the following trademarks (not registered)

- TurboStart™ -- this describes our features that enable a very fast start to fires in our stoves

- Load It, Light It, Lock It ™ -- this is the marketing phrase that is enabled by TurboStart™ and used to describe the user impact

- Perfect Burn™ , either standalone or in conjunction with "smart app", "technology", "wood stove technology", "our proprietary technology results in the ...",

- Perfect Temp ™ -- unique feature in wood stove industry that allows a user to set a desired room temperature and have their wood stove automatically adjust to maintain that temperature

- Catalyst™, either standalone or in conjunction with "smart app", "technology", "wood stove technology", and stove name

- Nova™

  -used with all versions of Nova product series, including but not limited to: Nova, Nova 2, Nova 3, Nova wood stove, Nova Tower, Nova Bench, Nova Pedestal

- Delta™

  - Delta™ fire

Corporate History. MF Fire Inc. initially was formed on April 23, 2014, in the state of Maryland as a Limited Liability Company under the name MF FIRE BENEFIT LLC. On November 30, 2016, the company was converted from LLC to Delaware Corporate and changed its name to MF Fire, Inc.

Competitors and Industry

Industry

Fire has held an enduring fascination for humanity throughout history, serving as a source of warmth and fostering a sense of community. Wood stoves have played a prominent role in providing heat to over 100 million households across Europe, North America, and the Pacific Rim, encompassing approximately 500 million individuals, which equates to roughly one out of every 16 people globally.

Notably, wood, as a heat source, is sustainable and of local origin, often derived from sources within a 50-mile radius of consumption. This form of heat contributes to peace of mind and self-reliance, offering an economical alternative for individuals with limited access to other energy options. Positioned as a cost-effective alternative to natural gas or propane, wood heat emerges as a dependable choice, particularly for regions without access to natural gas, including rural or mountainous areas, as well as regions susceptible to electricity disruptions such as the Northeast during winter storms or Texas during power grid failures.

However, the prominent challenge associated with wood combustion pertains to the resultant air pollution, notably PM2.5, recognized as a leading contributor to respiratory illnesses, lung diseases, and degraded air quality. MF Fire is actively engaged in transforming wood heat into clean energy through innovative technologies designed to mitigate the harmful emissions typically associated with conventional wood stove usage.

Our initiatives include the development and sale of EPA-certified clean wood stoves for new customers, as well as automation technologies designed to mitigate operational errors. Additionally, we have pioneered economical solutions capable of transforming older, more polluting stoves into highly efficient and environmentally conscious heat sources.

Market

MF Fire strategically targets two distinct markets: our ongoing product and sales efforts within the new wood stove market, and our expanding involvement in the area of emission reduction and automation products, catered to both new and existing wood stoves.

We currently sell our products across the United States and Canada, through sales channels that include numerous hearth retail outlets, distributors, installers, chimney sweeps, and online platforms. The Hearth, Patio & Barbecue Association (HPBA) reported 2021 annual sales of 500,000 new stoves. The 2010 US Census reported 12 million US homes rely on wood stoves for primary or secondary heat and more recent surveys and research continues to support this household number. An additional 4 million Canadian homes usewood stoves for heating purposes. The total addressible hearth market is estimated at approximately $10.3 billion annually.

https://www.google.com/url?q=https://www.eia.gov/todayinenergy/detail.php?
id%3D15431%23:~:text%3DIn%2520total%252C%2520about%25202.5%2520million,as%2520a%2520secondary%2520heating%2520fuel&sa=D&source=docs&ust=1698450137610082&usg=AOvVaw0_UTwxn08e0Z

https://forgreenheat.blogspot.com/2013/09/2012-census-shows-wood-heating.html

https://financesonline.com/number-of-us-households

Notably, the Environmental Protection Agency (EPA) governs the wood stove sector, establishing and enforcing emission and testing standards for manufacturers. The EPA's continuous tightening of emission regulations is significant, exemplified by the ongoing reductions from 7.5 g/hr to 2.0 g/hr by 2020, marking a 73% decrease. In 2016, MF Fire became the only manufacturer at that time to exclusively make EPA 2020-compliant stoves, a significant achievement given that the new EPA emission standard only became legally binding five years later.

Innovation remains a cornerstone of our strategy, and it will continue to be a pivotal force propelling us ahead of industry norms. Notably, in 2020, new EPA regulations ushered in transformative changes within our sector. These regulatory shifts resulted in the departure of roughly two-thirds of existing manufacturers and over 80% of wood stove models, paving the way for MF Fire to seize the opportunity by introducing innovative solutions driven by technology to address both market and regulatory dynamics.

Our industry, marked by relative stagnation over the decades, presents ample opportunities for disruption. Predominant competitors within the hearth and wood stove manufacturing space have decades-long histories. Notably, Hearth & Home Technologies (HHT), a division of the publicly traded multi-billion dollar revenue conglomerate HNI Corporation, emerges as a prominent rival. Additionally, other significant players are privately held, larger entities. In contrast, MF Fire's ethos revolves around innovation and the strategic application of technology to resolve industry-specific challenges. This includes initiatives like our automated stove technology and projects funded by the Department of Energy (DOE). Worth noting is the significant transformation the wood stove industry underwent in 2020, with new EPA regulations more than halving the number of competitors, thereby creating an environment conducive to growth for those that remained.

Prominent US contenders include Hearth & Home Technologies (part of HNI Corporation), Travis, Blaze King, and Pacific Energy. Meanwhile, Canadian counterparts include Stove Builders International and Napoleon, whereas European competitors include Jotul, Stuv, and Morso.

Current Stage and Roadmap

Originating in 2014 as MF Fire, Benefit LLC, a Maryland Limited Liability Company, we shifted to MF Fire, Inc., a Delaware Corporation, in 2016.

At present, we are a revenue-generating entity, with a diverse array of products that are capturing attention across several sectors throughout North America. Our wood stove products, now encompassing eight EPA-certified models including freestanding stoves, fireplace inserts, and tower models, have demonstrated steady growth, though it's important to note that future developments may vary. The introduction of three forthcoming models underscores our commitment to innovation, although these plans are subject to change. We recently expanded into the outdoor market with a beautiful line of firepits and complementary accessories.

Furthermore, our efforts have been supported by the US Department of Energy's funding for the development of two prospective technologies. These initiatives include a stove capable of creating swirling combustion, analogous to a fire tornado, within a wood stove to enable cleaner burning, and the development of a smart thermostat and control system for wood stoves aimed at retrofitting the global installed base of 100 million wood stoves for emissions reduction. These ventures are subject to significant uncertainties and risks.

Our distribution network spans North America and encompasses a range of channels, including retail outlets, distributors, online platforms, and direct-to-consumer sales. Over the next couple of years, we look to grow our network of retailers and distributors, though this expansion is contingent on multiple factors, including market dynamics and unforeseen challenges. Success in achieving revenue growth and profitability is complex and has significant uncertainties and risks.

MF Fire believes it has reached a mature level of product and sales operations, including a mature and comprehensive product line and a proven framework for supporting sales channel partnerships. However, past performance is not necessarily indicative of future results. Our recent accomplishments include completing customer beta trials for a novel smart device dedicated to wood stove performance monitoring and optimization and our big data burn database is now live and expanding. The extent of its growth and utility may evolve over time. We also recently secured a national sales distributor for Canada which may create significant growth opportunities in that country, though market reception is subject to change.

The assertion of consecutive years of profitability represents a significant milestone, though future financial performance is inherently uncertain and contingent on numerous factors. Continued Year-over-Year growth across pivotal financial and business metrics, such as revenue, gross profit, units sold, and the count of retail outlets, demonstrates positive trends, although such trends may vary over time. Current achievements do not guarantee future results.

In terms of capital, we previously raised approximately $3 million in equity funding from backers such as Abell Foundation, Bunting Foundation, Momentum Fund, Baltimore Angels, StartEngine, and SeedInvest. Previous funding included two Reg CF raises, with one featuring an oversubscribed StartEngine offering during the 2020-21 period. Additionally, we've received two awards for non-dilutive research grants from the US Department of Energy, amounting to $2 million.

In the near future, we're planning to introduce a new line of intelligent products tailored to seamlessly connect with wood stoves, regardless of their installation date. The goal here would be to reduce global emissions. These solutions have undergone rigorous field testing, thanks to government grant funding, and demonstrate promise for widespread adoption. Our initial estimates suggest a potential market of 100 million buyers across developed nations, with a total addressable market value of roughly $4 billion. We envision that through strategic partnerships with governmental bodies, air quality organizations, and international authorities, we can effectively tackle air quality and health concerns on a larger scale. This approach aligns with how certain programs are currently subsidized and distributed through regional utilities.

The Team

Officers and Directors

Name: Paul LaPorte

Paul LaPorte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: April, 2015 - Present
  Responsibilities: Lead the company's growth, business strategy, fundraising. Salary: $191,268

- Position: Board Member
  Dates of Service: April, 2015 - Present
  Responsibilities: Provide guidance and leadership to the Board on behalf of the company

Name: Ryan Fisher

Ryan Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO
  Dates of Service: April, 2014 - Present
  Responsibilities: Manage operations, personnel, financials, and customer support. Salary: $196,670

- Position: Board Member
  Dates of Service: April, 2014 - Present
  Responsibilities: Provide guidance and oversight for the company

Name: Taylor Myers

Taylor Myers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2014 - Present
  Responsibilities: Provide outside fire science and engineering expertise. Taylor does not take a salary.

Other business experience in the past three years:

- Employer: Boyden Gray PLLC
  Title: Research Fellow
  Dates of Service: June, 2021 - Present
  Responsibilities: Research for Boyden Gray & Associates, a leader in the emerging field of Environmental, Social, and Governance (ESG) policy

Other business experience in the past three years:

- Employer: MF Fire, Inc
  Title: Lead Scientist
  Dates of Service: April, 2014 - May, 2021
  Responsibilities: Provide fire science and engineering expertise and leadership

Name: Eileen O'Rourke

Eileen O'Rourke's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Provide outside guidance and oversight to company operations. Eileen does not take a Salary.

Other business experience in the past three years:

- Employer: The Abell Foundation
  Title: Chief Financial Officer
  Dates of Service: January, 1999 - Present
  Responsibilities: Evaluating and making investments in companies for her investment firm

Name: Neil Didriksen

Neil Didriksen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: December, 2022 - Present
  Responsibilities: Provide outside guidance and oversight to company operations. Neil does not take a Salary.

Other business experience in the past three years:

- Employer: Robert W. Deutsch Foundation
  Title: Chief Operating Officer
  Dates of Service: September, 2010 - Present
  Responsibilities: Evaluating and making investments in companies for his foundation

Name: David Collier

David Collier's current primary role is with Stratum Networks Inc.. David Collier currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: November, 2022 - Present
  Responsibilities: Manage finance and operations support. Salary: $120,000 for part-time support. Pay adjusts according to services needed.

Other business experience in the past three years:

- Employer: Stratum Networks Inc.
  Title: President
  Dates of Service: October, 2018 - Present
  Responsibilities: Charged with all operational duties managing a 20+ person cyber security firm serving the Intelligence Community.

Other business experience in the past three years:

- Employer: Warrior Centric Health.
  Title: COO
  Dates of Service: June, 2021 - Present
  Responsibilities: Certified health care platform for the care of the Veteran community and their families. Established rigor in operational processes, created the business and financial models to inform leadership and support fund raising, and provided guidance for design and implementation of technology components of the platform.

Other business experience in the past three years:

- Employer: Exponent Partners
  Title: CFO
  Dates of Service: February, 2019 - Present
  Responsibilities: Lead the product company's financial, operational, contractual, talent acquisition and performance management needs leading a team of four and serving as a member of the executive team.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the furniture industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $617,500 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights
The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have generated limited or no profit
MF Fire was formed on 04/23/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MF Fire has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited revenue. If you are investing in this company, it's because you think that our clean burning technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have rarelyturned a profit and there is no assurance that we will ever be profitable in the future.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on outside government regulation such as the EPA (Environmental Protection Agency), DOE (Department of Energy) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MF Fire or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on MF Fire could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company currently has outstanding Convertible Notes which have matured.
The Company has a 2016 Convertible Note which matured in 2021, please refer to the Company Securities and Financial sections of this offering memorandum for further details. The noteholders declined to convert at the end of the conversion period. As of November 2023, the Company does not have an official letter from the noteholders relinquishing any claims post-maturity date, and as such this note is classified as outstanding. This means at any time the Company could be required to convert the note and/or repay the amount. This could dilute an investors interest in the company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Fisher	3,074,302	Common Stock	26.53%

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-2 Preferred Stock, and 2016 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 398,383 of Common Stock.

Common Stock

The amount of security authorized is 13,000,000 with a total of 7,611,872 outstanding.

Voting Rights

One vote per share. Please see voting rights in this offering below which includes a voting proxy.

Material Rights

Stock Options

The total amount outstanding includes 1,201,617 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 2,088,604 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Series Seed Preferred Stock

The amount of security authorized is 4,098,361 with a total of 2,917,207 outstanding.

Voting Rights

One vote per share; votes alongside common shares

Material Rights

Liquidation Preference

Specific Liquidation Preference. Preferred holders are paid out in advance of Common Stockholders. Please refer to section B (1) of Exhibit F of our offering materials for further details.

Warrants

The total shares outstanding includes: 950,000 shares to be issued pursuant to outstanding warrants.

Series Seed-2 Preferred Stock

The amount of security authorized is 2,167,841 with a total of 1,059,838 outstanding.

Voting Rights

One vote per share; votes alongside common shares.

Material Rights

Liquidation Preference

Specific Liquidation Preference. Preferred holders are paid out in advance of Common Stockholders. Please refer to section B (1) of Exhibit F of our offering materials for further details.

2016 Convertible Note

The security will convert into See below for more details. same type of equity at the same price and terms and conditions as the securities acquired by the investors who were issued securities greater than $500,000 or an acquisition or transfer occurred. and the terms of the 2016 Convertible Note are outlined below:

Amount outstanding: $149,600.00
Maturity Date: January 19, 2021
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Conversion Event as defined below.

Material Rights

This Convertible Note matured in 2021 and the noteholders declined to convert at the end of the conversion period. As of November 2023, the Company does not have an official letter from the noteholders relinquishing any claims post maturity date and as such this note is classified as outstanding.

Conversion

(a) In the event that before the Maturity Date the Company: (i) engages in a subsequent issuance of securities in an aggregate amount of $500,000.00 or more from one or more investors (a "Subsequent Investor"); or (ii) is acquired by another entity by means of any transaction or series of related transactions, including any transfer of more than 50% of the voting power of the Company, reorganization, merger, or consolidation; or (iii) sells or otherwise transfers all or substantially all of the assets of the Company, then upon the occurrence of any such event (a "Conversion Event") a sum equal to the entire outstanding Principal Amount, together with all accrued interest and any other sums due hereunder may, upon Holder's request and in Holder's sole discretion:

(i) be exchanged for an equity investment by Holder in the Company immediately prior to closing the contemplated investment by the Subsequent Investor or other Conversion Event; any such equity investment by Holder shall otherwise be at the same price , including factional shares if applicable, and on the same terms and conditions as the securities acquired by the Subsequent Investor(s); or

(ii) accelerate all amounts due under this Note.

(b) Prompt written notice shall be delivered to the Holder, at the address reflected in Section 18 of the Note Purchase Agreement, of the receipt by the Company of any offer in any form, the acceptance of which would constitute or cause the occurrence of any Conversion Event. Such notice shall include, as applicable, the terms offered by the Subsequent Investor(s) or purchaser(s)/acquirer(s), the conversion price, the principal and accrued interest outstanding on the Note, and all other pertinent terms and conditions.

(c) On full conversion or acceleration, the Company shall be released from all of its obligations and liabilities under this Note and TEDCO shall return the Note to the Company marked "paid in full".

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $534,360.14
  Number of Securities Sold: 482,786
  Use of proceeds: StartEngine Platform Fees 3.5% of funds DOE product development 10% of funds Product development spending to support DOE projects Inventory 30% of funds Purchase inventory of new product to ensure stable availability during the primary sales season. Company Employment 20% of funds Increase spending to grow sales and sales support staff Working Capital 20% of funds Working capital to cover core operations and equipment as the company grows. Marketing 10% of funds Increased spending to accelerate the number of retailer partners. Increase peak season SEM spending to create additional sales leads. Research & Development 6.5% of funds Additional research and development. Expansion of patent portfolio.
  Date: May 01, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $2,348,034 compared to fiscal year 2022 revenue of $1,325,855, a 77.5% increase YOY. The company continued to grow its retail store coverage by expanding and adding new distributor and direct retail store relationships. To support revenue growth and corresponding increase in units shipped, we increased the size of our fulfillment team and added additional support resources for both pre-and post-sales support.

Cost of goods sold

Cost of goods (COGS) in 2023 was $1,311,944, compared to $881,285 in fiscal year 2022. COGS as a percentage of Revenue declined from 67% to 58%, a 14% YOY reduction in COGS per unit sold.

Gross profit

2023 gross profit increased to $1,036,090, and increase of $444,571 over 2022 gross profit, a 110% increase YOY. This was due to increasing revenue and decreasing COGS.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Payroll expenses in 2023, $684,255, stayed essentially flat (+9% YOY) from 2022, $625,019. Revenue per employee jumped from $213,248 to $345,287, a 62% increase YOY.Overall, total expenses increased just 0.63% YOY, to $1,252,273 in 2023, reflecting the company's efforts to grow without adding corresponding costs.

Net Operating Income

2023 Net Operating loss was -$216,183, an improvement of over 2022 loss of -$799,921, as expenses remained flat, revenue increased, and COGS declined as a % of sales.

Other Income MF Fire derived additional income from two US Department of Energy projects. Contribution from these projects in 2023 were $459.153 versus $1,243,956 in 2022, as the projects approach end of life. These projects helped MF Fire develop additional technology and products that will likely enter the market in 2024.

Net Income MF Fire was profitable in both 2023 and 2022. Net Income in 2023 was $95,386 compared to $448,083 in 2022. The difference in net income comes from a 63% reduction in Other Income from DOE project funds as the projects proceed towards completion, enabling MF Fire to prepare to launch a product category.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company is growing, but also subject to multiple market and external factors that are beyond our control and which cannot be predicted, including but not limited to changing governmental regulations, annual weather fluctuations which can positively or negatively impact demand, and world events. Past cash was primarily generated through product sales, with additional cash generated from government grants. Our goal is to achieve and reach a sustainable, profitable business model built around transforming wood heat into clean energy.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2023, the Company has capital resources available in the form of $87,451.97 cash on hand and $76,747.60 remaining on lines of credit from Fulton Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

If critical: These funds are required to support our growth initiatives. We currently have increasing opportunities to launch additional lines of non-cannibalizing wood stoves, partnership opportunities with large distributors seeking products, and new product lines requiring go-to-market funds to launch. All of these growth activities are capital intensive initially, and these funds are necessary to procure and manufacture inventory in advance of revenue.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, but will greatly enhance its growth trajectory. Of the total currently available funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Based on overall funding to date, only 15-20% of the total funds will be from this crowdfunding campaign if we raise the maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate at its current size for 24 months. This is based on a current monthly burn rate of approximately $60,000 for expenses related to salaries and basic operating costs, but leaves little room for R&D or unexpected business expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for the foreseeable future. This is based on a current monthly burn rate of $60,000 for expenses related to salaries and basic operating costs, while providing capital reserves for R&D, inventory and market growth, and new other related growth..

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: TEDCO
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  Maturity Date: January 19, 2021
  Royalty Payback

- Creditor: TEDCO
  Amount Owed: $68,283.27
  Interest Rate: 0.0%
  Maturity Date: January 16, 2015
  - Interest Rate: Royalty Payback

- Creditor: Fulton Bank
  Amount Owed: $690,377.40
  Interest Rate: 10.0%
  - This is a revolving line of credit for $750,000 to finance inventory purchases.

- Creditor: Fulton Bank
  Amount Owed: $225,045.30
  Interest Rate: 9.0%
  - This is a revolving line of credit for $250,000 to provide float capital to cover lag time for DOE project reimbursements.

- Creditor: Small Business Administration (SBA) – Economic Injury Disaster Loan (EIDL)
  Amount Owed: $237,100.00
  Interest Rate: 3.75%
  Maturity Date: May 18, 2050
  The principal amount was $237,000. The current amount as of March 31, 2023 was $253,844.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $17,962,821.35

Valuation Details:

The Company determined its pre-money valuation for this offering based on an analysis of multiple factors. Our current valuation is up from our previous offering closing value of almost $13.2M, representing approximately a 36% increase in valuation. MF Fire established our new valuation based on our business changes since our 2020 filing and additional industry metrics.

Primary Valuation Factor: Financial growth. MF Fire's revenue through our last full year reporting was $2.3 million, or 9.8x the revenue in our last Form C materials filed in 2020. The company reached overall profitability in each of the last two years when all sources of income were included. While revenue has grown significantly, the company has kept expenses relatively flat in the last two years while the cost of goods per unit is declining. This nearly 10x growth in revenue, unit cost reductions, and flattening expenses was weighted prominently in our valuation.

Industry Comparables. MF Fire also used valuation research from a public data source. Clean Tech & Green Energy Industry: Based on data by Finerva, in Q4 2022 the median EV/Revenue multiple for Green Energy companies was 6.4x. By the end of 2022, the top 25% of companies in the cohort recorded revenue multiples between 10x and 18x, whereas the remaining 75% ranged from 2.6x to 10x. Taking this approach, our 2022 FY revenue ended at $2,348,034.00 x 6.4x would equate to a pre-money valuation of around $15M for a median company in the Finerva research, with a total valuation range in between $6.1M and $42.3M.

Business Assets. MF Fire possesses other intangibles that we believe add value for an investor. This includes a growing IP portfolio, an experienced management team including a CEO and CFO with substantial experience growing early-stage and entrepreneurial companies, and a new adjacent untapped market space that represents an opportunity for significant growth, spanning consumers and government, both domestically and internationally.

Conclusion. Based on these factors, the maturity of the company, and our ability to continuously and successfully develop and bring products to market, the company determined our pre-money valuation.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock, if any, are converted to common stock; (ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

This valuation was calculated internally by the Company without the use of any formal independent third-party evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $149,600.00 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.35 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $617,493.65, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Product development
  34.5%
  Product development and go-to-market activities

- Inventory

30.0%
Purchase inventory of new product to ensure stable availability during the primary sales season.

- Working Capital
  30.0%
  Working capital to cover core operations and equipment as the company grows.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at mffire.com (https://mffire.com/resources/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mffire

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MF Fire, Inc.

[See attached]

MF FIRE, INC.

FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
MF Fire, Inc.
Baltimore, Maryland

We have reviewed the accompanying financial statements of MF Fire, Inc. (the "Company,"), which comprise the balance sheet as of March 31, 2023 and March 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending March 31, 2023 and March 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

October 20, 2023
Los Angeles, California

MF FIRE INC.
BALANCE SHEET
(UNAUDITED)

As of March 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 112,427	$ 231,863
Acccounts Receivable, net	580,200	271,488
Inventory	570,243	359,347
Prepaids and Other Current Assets	180,222	94,223
Total Current Assets	**1,443,091**	**956,921**
Property and Equipment, net	13,427	6,605
Intangible Assets	508,760	265,569
Total Assets	**$ 1,965,278**	**$ 1,229,095**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 134,937	$ 109,784
Credit Cards	23	10,830
Current Portion of Loans and Notes	935,391	483,193
Convertible Note	100,000	100,000
Accrued Interest on Convertible Note	57,600	49,600
Other Current Liabilities	499,660	502,209
Total Current Liabilities	**1,727,610**	**1,255,616**
Promissory Notes and Loans	224,989	56,200
Total Liabilities	**1,952,599**	**1,311,816**
STOCKHOLDERS EQUITY		
Common Stock	4,322	4,322
Series Seed Preferred Stock	1,967	1,967
Series Seed-2 Preferred Stock	1,060	1,060
Subscription Receivable	(5,000)	(5,000)
Additional Paid in Capital	2,664,577	2,664,563
Retained Earnings/(Accumulated Deficit)	(2,654,247)	(2,749,633)
Total Stockholders' Equity	**12,679**	**(82,721)**
Total Liabilities and Stockholders' Equity	**$ 1,965,278**	**$ 1,229,095**

See accompanying notes to financial statements.

MF FIRE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended March 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 2,348,034	$ 1,325,855
Cost of Goods Sold	1,311,944	881,285
Gross profit	1,036,090	444,571
Operating expenses		
General and Administrative	1,212,940	976,999
Research and Development	16,896	169,987
Sales and Marketing	22,437	97,506
Total operating expenses	1,252,273	1,244,491
Operating Income/(Loss)	(216,183)	(799,921)
Interest Expense	77,712	25,782
Other Loss/(Income)	(389,281)	(1,273,786)
Income/(Loss) before provision for income taxes	95,386	448,083
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 95,386**	**$ 448,083**

See accompanying notes to financial statements.

MF FIRE INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Preferred Stock		Series Seed-2 Preferred Stock		Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—March 31, 2021	**3,840,400**	**$ 3,840**	**1,967,207**	**$ 1,967**	**959,838**	**$ 960**	**$ 2,533,803**	**$ (5,000)**	**$ (3,197,716)**	**$ (662,146)**
Issuance of Stock	481,251	481		-	100,000	100	130,754			131,336
Share-Based Compensation							6			6
Net income/(loss)									448,083	448,083
Balance—March 31, 2022	4,321,651	4,322	1,967,207	1,967	1,059,838	1,060	2,664,563	(5,000)	$ (2,749,633)	**$ (82,721)**
Share-Based Compensation							13			13
Net income/(loss)									95,386	95,386
Balance—March 31, 2023	**4,321,651**	**$ 4,322**	**1,967,207**	**$ 1,967**	**1,059,838**	**$ 1,060**	**$ 2,664,577**	**$ (5,000)**	**$ (2,654,247)**	**$ 12,679**

See accompanying notes to financial statements.

MF FIRE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended March 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ 95,386	$ 448,083
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	2,718	3,964
Share-based Compensation	13	6
Changes in operating assets and liabilities:		
Acccounts receivable, net	(308,712)	(271,488)
Inventory	(210,896)	(254,626)
Prepaids and Other Current Assets	(85,999)	(33,927)
Accounts Payable	25,153	86,373
Credit Cards	(10,807)	(2,872)
Accrued Interest on Convertible Note	8,000	8,000
Other Current Liabilities	(2,549)	(29,725)
Net cash provided/(used) by operating activities	**(487,692)**	**(46,212)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	(9,540)	537
Intangible Assets	(243,191)	(202,619)
Net cash provided/(used) in investing activities	**(252,731)**	**(202,082)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	-	131,336
Borrowing on Promissory Notes and Loans	620,987	124,956
Net cash provided/(used) by financing activities	**620,987**	**256,292**
Change in Cash	(119,436)	7,998
Cash—beginning of year	231,863	223,865
Cash—end of year	**$ 112,427**	**$ 231,863**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 77,712	$ 25,782
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MF Fire Inc. initially was formed on April 23, 2014 in the state of Maryland as Limited Liability Company under the name MF FIRE BENEFIT LLC. On November 30, 2016, the company was converted from LLC to Delaware Corporate and changed the name to MF Fire, Inc. The financial statements of MF Fire Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Baltimore, Maryland.

The Company started MF Fire to deliver the best wood heat, while using innovation to eliminate the undesirable aspects of wood stoves. We leverage our patented technologies, intelligent design, and state of the art fire science to build stoves with high efficiency and low emissions, while providing users with a simple, easy-to-use experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted March 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 31, 2023 and March 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes research and development costs of its product for future revenue generation. R&D will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

MF Fire Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its wood heat bodies.

Cost of sales

Costs of goods sold include the cost supplies and materials, shipping, freight, and delivery costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended March 31, 2023 and March 31, 2022 amounted to $22,437 and $97,506, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 20, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended March 31,	2023	2022
Raw Material	570,243	359,347
Total Inventory	**$ 570,243**	**$ 359,347**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended March 31,	2023	2022
Prepaid Expenses	90,095	4,096
ERC Receivable	90,127	90,127
Total Prepaids and Other Current Assets	**$ 180,222**	**$ 94,223**

Other current liabilities consist of the following items:

As of Year Ended March 31,	2023	2022
Deferred compensation liability for executives	429,386	429,386
Payroll payable	-	2,549
Reimbursable Grant Agreement	69,283	69,283
Other current liabilities	991	991
Total Other Current Liabilities	**$ 499,660**	**$ 502,209**

5. PROPERTY AND EQUIPMENT

As of March 31, 2023 and March 31, 2022, property and equipment consists of:

As of Year Ended March 31,	2023	2022
Equipment	21,181	11,641
Property and Equipment, at Cost	**21,181**	**11,641**
Accumulated depreciation	(7,754)	(5,036)
Property and Equipment, Net	**$ 13,427**	**$ 6,605**

Depreciation expenses for property and equipment for the fiscal year ended March 31, 2023 and 2022 were in the amount of $2,718 and $3,964, respectively.

6. INTANGIBLE ASSETS

As of March 31, 2023 and March 31, 2022, intangible asset consist of:

As of Year Ended March 31,		2023		2022
Research and Development capitalized costs	$	508,760		265,569
Intangible assets, at cost		**508,760**		**265,569**
Accumulated amortization		-		-
Intangible assets, Net	**$**	**508,760**	**$**	**265,569**

Amortization expenses for the fiscal year ended March 31, 2023 and 2021 was $0.

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 13,000,000 shares of Common Stock at a par value of $0.001. As of March 31, 2023, and March 31, 2022, 4,321,651 shares were issued and outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 4,098,361 shares of Series Seed Preferred Stock at a par value of $0.001. As of March 31, 2023, and March 31, 2022, 1,967,207 shares were issued and outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 2,167,841 shares of Series Seed-2 Preferred Stock at a par value of $0.001. As of March 31, 2023, and March 31, 2022, 1,059,838 shares were issued and outstanding.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the “Plan”). The Company reserved 3,290,221 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended March 31,	2023
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at March 31, 2021	2,068,604	$ 0.00	-
Granted	20,000		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at March 31, 2022	2,088,604	$ 0.00	6.97
Exercisable Options at March 31, 2022	2,088,604	$ 0.00	6.97
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at March 31, 2023	2,088,604	$ 0.00	5.97
Exercisable Options at March 31, 2023	2,088,604	$ 0.00	5.97

Stock option expense for the years ended March 31, 2023 and March 31, 2022 was $13 and $6, respectively.

Warrants

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at March 31, 2021	950,000	$ 0.00	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at March 31, 2022	950,000	$ 0.00	7.29
Exercisable Options at March 31, 2022	950,000	$ 0.00	7.29
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at March 31, 2023	950,000	$ 0.00	6.29
Exercisable Options at March 31, 2023	950,000	$ 0.00	6.29

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 and 2021 was $0.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended March 31, 2023					For the Year Ended March 31, 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA EIDL Loan	$ 237,000	3.75%	5/18/2020	5/18/2050	$ 8,888	8,887.50	$ 19,968	$ 224,989	$ 253,844	$ -	$ -	$ -	$ 56,200	$ 56,200
Loan agreement-Fulton Bank	$ 250,000	9.00%	6/22/2021	11/18/2020	$ 20,254	$ 20,254	$ 225,045	$ -	$ 245,299	$ 21,019	$ 21,019	$ 233,546	$ -	$ 254,565
Loan agreement-Fulton Bank	$ 750,000	10.00%	7/27/2022	11/19/2020	$ 69,038	$ 69,038	$ 690,377	$ -	$ 759,415	$ 24,965	$ 24,965	$ 249,647	$ -	$ 274,612
Total					$ 98,179	$ 98,179	$ 935,391	$ 224,989	$ 1,258,559	$ 45,984	$ 45,984	$ 483,193	$ 56,200	$ 585,377

The summary of the future maturities is as follows:

As of Year Ended March 31, 2023	
2023	$ 935,391
2024	22,499
2025	22,499
2026	22,499
2027	22,499
Thereafter	134,993
Total	$ 1,160,379

Convertible Note(s)

Below are the details of the convertible notes:

					For the Period March 31, 2023					For the Period March 31, 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2016 Convertible Note	$ 100,000	8.00%	01/19/2016	01/19/2021	8,000	57,600	100,000	-	157,600	8,000	49,600	100,000	$ -	149,600
Total					$ 8,000	$ 57,600	$ 100,000	$ -	$ 157,600	$ 8,000	$ 49,600	$ 100,000	$ -	$ 149,600

The convertible notes are convertible into equity investment at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

10. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	March 31, 2023	March 31, 2022
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 27,901	$ -
Total Deferred Tax Expense/(Benefit)	$ 27,901	$ -
Valuation Allowance	(27,901)	-
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	March 31, 2023	March 31, 2022
Net Operating Loss	$ (27,901)	$ -
Valuation Allowance	$ 27,901	$ -
Net Deferred Tax Assets	**$ -**	**$ -**

11. RELATED PARTY

There are no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from March 31, 2023 through October 20, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This is a preview for demo purposes only.

MF Fire is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Watchlist

RESERVE NOW

GET A PIECE OF MF FIRE

Transforming Wood Heat Into Clean Energy

MF Fire is a clean-tech company transforming wood heat into a source of clean energy via patented technology and 8 EPA-certified products sold in 200 retailers across North ...

Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



MF FIRE
Transforming Wood
Heat Into Clean Energy

$186,807.73 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- By combining cutting-edge PhD-level fire science & engineering excellence, with a growing pipeline of patented technologies, MF Fire has demonstrated its commitment to impactful clean heat solutions.
- We've averaged more than 100% YOY growth since 2018, with growing financial & business metrics, gross profit, and units sold; & our innovative tech is now available in hundreds of retailers, across the U.S. & Canada.
- MF Fire is about to launch Fire MAPS, a product that reduces emissions globally, following 3 years of R&D, $2M in funding from the U.S. Department of Energy, and 18 months of consumer trials.

Reserve Now

PREVIOUSLY CROWDFUNDED
$716,468.14

RESERVED
$186,807.73

INVESTORS
34

THE PITCH

MF Fire Delivers Efficient, Safe, & Easy-To-Use Wood Stoves

At MF Fire, we took cutting-edge PhD-level fire science expertise and MIT engineering excellence, and created patented technologies that are transforming wood heat into clean energy by eliminating harmful emissions on a massive scale; technologies that are safer, easier to use, and more efficient. MF Fire started delivering clean, efficient wood stoves in 2016 and continues to harness the power of emerging technologies such as Machine Learning and AI to improve stove performance and air quality. Key innovations include the industry's first automated wood stove and the world's first Big Data wood stove performance database.* Now, we emerge from 3 years in stealth development with an entirely new category of solutions to combat emissions and tackle air pollution head-on in both existing and new wood stoves.

Our new solution is called Fire MAPS and it can attach to any wood stove, anywhere in the world – all 100 million of them – to help stove owners lower their stove's emissions (better air quality inside and outside the home), increase efficiency (save money), and improve overall stove experience. This new technology solution was initially funded by the U.S. Department of Energy to address large-scale emissions reduction and improve heat efficiency from wood stoves. MF Fire is getting ready to commercially launch Fire MAPS to start reducing emissions and greenhouse gasses from 100 million installed wood stoves throughout our target markets. ***With MF Fire, you're not just investing in a company – you're investing in a unique and visionary approach to emissions reduction and clean wood heat.***

This statement is based on MF Fire's current patent for US 10,041,682 B1 which was granted 2018 year and provides novel patent protection for 20 years.



MF FIRE


MF Fire uses fire science and design
innovation to create beautiful,
user-friendly wood stoves for modern living

**The image above depicts a rendering of a product that is currently available on the market.*

THE PROBLEM & OUR SOLUTION

Wood Stoves Create Major Air Quality Issues

Traditionally, wood stove emissions are a leading cause of respiratory illness and lung disease, creating major air quality issues for both users and the communities they live in (Source). Current public and government concerns about climate change and environmental impact are creating strong pressures to adapt. Despite this, the industry has long suffered from a lack of innovation and competitors have not solved the need for large scale emission reductions nor addressed chronic user complaints about product issues, ease-of-use concerns, and safety.

However, MF Fire has been at the forefront of change since its inception. At MF Fire, we are the pioneers of fully automated wood stoves, garnering a patent and winning the prestigious MIT Clean Energy Award and numerous industry awards along the way. Our commitment to innovation led us to assemble a team of PhD-level scientists and engineers, who brought a fresh perspective to this industry.


The problem with wood stoves:
The wood heating market lacks innovation
Emissions from burning wood create major health problems
Users are loyal to lifestyle, but frustrated by product issues


Machine Learning & Big Data
MF Fire produces:
Clean, efficient wood stoves
Sophisticated, yet affordable IoT devices that work with any stove and deliver large-scale emissions reduction
A comprehensive big data repository of actual wood stove use and fire performance

**The images above depict a rendering of a product that is currently available on the market.*

Despite being a smaller company with limited resources, our ingenuity and background allowed us to partner with the U.S. Department of Energy, receiving grants for two out of three projects awarded to produce impactful and innovative solutions. We produce clean, efficient wood stoves that are both sophisticated and affordable. In addition, we've developed IoT devices that can be integrated with any stove, delivering large-scale emissions reduction to an addressable market of more than 100 million stoves. Moreover, our comprehensive big data repository captures real-world wood stove use and fire performance data, enabling us to refine and improve our products, and glean unique insights and knowledge about trends and issues – what we believe is a sustainable competitive advantage and unique asset.


Behind the technology:
Fire MAPS
DOE-sponsored project
Solving user-contributed



- emissions from wood stove operation
- User-contributed emissions can be up to 600% higher than in EPA lab tests
- Very large opportunity to cut real-world emissions

Delivers



- Secure real-time performance monitoring
- User guidance to improve user control and stove operation
- Lower emissions and increased efficiency

**The images above depict a rendering of a product that is currently available on the market.*

MF Fire prides itself on innovation and the application of technology to create opportunities and solve industry challenges, such as with our automated stove technology and DOE-funded projects.


Hello, Paul
Timers (In Minutes)
My Fire
My Impact
2:03
TIME REMAINING TO CLOSE THE DOOR FOR OPTIMAL EMISSION
My Impact
COMING SOON

Users

- Learn HOW to operate the stove for more **optimized performance**
- Learn WHEN to perform each key action
  - Cord wood stoves are highly sensitive to timing of events
  - Leaving a door open too long or closing too soon results in skyrocketing emissions
  - Catalytic engagement is similarly sensitive to timing
- **See BENEFITS in real-time**
  - **Savings, Emissions, Efficiency**
- Results in changed user behavior and more knowledgeable stove operators

THE MARKET & OUR TRACTION

New EPA Emissions Laws Are Disrupting The Market

MF Fire aims to revolutionize the wood heating market by addressing a significant challenge: the harmful air pollution caused by traditional wood stoves. With approximately 100 million households and 500 million people relying on wood stoves for heat, MF Fire has the opportunity to capitalize on this vast market. While wood heat is sustainable and provides a sense of independence, it also produces pollutants that contribute to respiratory illnesses and poor air quality.

- MF Fire has raised nearly **$3 million** in equity capital from Abell Foundation, Bunting Foundation, Momentum Fund, Baltimore Angels, StartEngine, and SeedInvest
  - 2 successful Reg CF raises, including an oversubscribed StartEngine offering in

2020-2021.

- 2 rounds of early stage institutional and angel investment

2 US Department of Energy grants for **$2M - non-dilutive research funds**

ICE Award for Innovation

MIT Clean Energy Prize

Grand Prize and two Low Emissions Prizes at Wood Stove Design Challenges

Despite a recent EPA emission law that forced approximately two-thirds of manufacturers and 80% of wood stove models out of the market, MF Fire is thriving. We have sold 9 EPA 2020 models and averaged over 100% year-over-year growth for 3 consecutive years by introducing innovative solutions that transform wood heat into clean energy. We offer EPA-certified clean wood stoves for new buyers, incorporating automation to eliminate human error during operation. Additionally, we have developed cost-effective solutions that convert older, more polluting stoves into efficient and environmentally friendly heat sources.



**The images above depict a rendering of a product that is currently available on the market.*

With a full revenue-producing product line and a robust product pipeline, including several upcoming launches in 2023 and 2024, we believe MF Fire is poised for growth. We've harnessed a trustworthy reputation by being featured in prestigious publications such as the Smithsonian, National Geographic, Popular Mechanics, Wall Street Journal, and the New York Times. As a member of the HPBA, an industry trade association, MF Fire is well-connected, and we believe, poised for success. We've demonstrated consistent financial and business growth, with expansion in key metrics like revenue, gross profit, and units sold.

Why Invest

Invest In An Impact With MF Fire

**The image above depicts a rendering of a product that is currently available on the market.*

Join us as we launch Fire MAPS, our newest technology solution to lower harmful air pollution worldwide. We believe our groundbreaking technology has the potential to significantly reduce emissions and greenhouse gases on a massive scale.

MF Fire has surpassed $2 million in annual revenue and has secured its first national Canadian distributor, which opens up an untapped market. We are thrilled about the upcoming commercial launch of our smart stove performance optimization devices, which we believe will revolutionize the industry. This, coupled with our existing product pipeline, presents a wealth of opportunities for market expansion.

Invest in MF Fire today!

ABOUT

HEADQUARTERS
3031 Washington Blvd, G
BALTIMORE, MD 21230

WEBSITE
View Site

MF Fire is a clean-tech company transforming wood heat into a source of clean energy via patented technology and 8 EPA-certified products sold in 200 retailers across North America.

TEAM



Paul LaPorte
CEO

Paul LaPorte is a veteran business leader and technology entrepreneur with 30+ years of experience growing businesses from startup to market leadership. He has focused on transforming businesses in traditional industries that are impacted by disruptive technologies. Throughout his career, Paul has demonstrated sales and business development success, creating new $10+ million lines of business and strong sales pipelines for multiple market leaders in data and technology intensive fields, including email and data security, enterprise management applications, and Software-as-a-Service. During his career, Paul has shown financial management leadership successfully navigating companies through difficult external events including covid, global supply chain disruptions, and financial market crashes. For the last 8 years, Paul has led MF Fire through multiple product launches, high sales and revenue growth, and novel technology development enabled by multiple US Department of Energy grant awards. Paul has a strong technology background with an aerospace engineering degree from the Massachusetts Institute of Technology, as well as an MBA in International Business from Georgetown University.



Neil Didriksen
Board Member

Neil is the Director of Strategic Initiatives for the Robert W. Deutsch Foundation, where he has served as a director and member of the senior staff for the past fifteen years. Prior to his work with the Deutsch Foundation, Neil served in senior positions at MIT, Duke University, and the University of Baltimore. He earned his MBA from Duke University and his undergraduate degree from Haverford College.



Eileen O'Rourke
Board Member

I am Director of Impact Investing for the Abell Foundation and collaborate with local partners to advance mission-related goals, including evaluating and supporting direct investments in local companies. I actively support growing companies in the Baltimore ecosystem and participates with management teams to commercialize innovative technologies.



Taylor Myers
Board Member

Taylor Myers is co-founder and board member of MF Fire, Inc. He received his doctorate in mechanical engineering from the University of Maryland at College Park, where he was funded by the National Science Foundation to research energy, combustion, and multi-fluid flows. His designs have won, among others: U.S. Department of Energy, Renewable Energy Awards and the MIT Clean Energy, Energy Efficiency Prize. He is the author or co-author of more than 10 scientific publications and proceedings and is the inventor of two issued patents.



David Collier
Fractional CFO

David leads finance with 30 years of experience managing both operational and financial teams for emerging companies. Working in early stage and growth companies—as CFO, COO and President—he has helped several technology companies deliver consumer and business products through various distribution channels and manage supply chains worldwide. David has over thirty years of experience obtaining financing for the companies he supports, through his relationships in banking, the venture capital community and from other sources of capital. David holds both a BA in Business Finance and an MBA in Finance, both from University of Maryland.

As a fractional CFO he spends between 1-2 days per week depending on what activities he is needed for. As a fractional executive, his time fluctuates depending on which company has more time demands.



Ryan Fisher
COO

Ryan co-founded MF Fire and has led company operations for 9 years, including manufacturing and product development. He is a combustion engineering expert, earning a M.S. and B.S. in Fire Protection Engineering from the University of Maryland. Through the COVID-19 pandemic, Ryan navigated MF Fire's operations such that there was minimal order fulfillment disruption to its customers. He is a named inventor on three wood stove-related patents. Ryan helped propel MF Fire to win the MIT Clean Energy, Energy Efficiency Prize, and the Grand Prize in the 2014 Wood Stove Decathlon.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

How did MF Fire become the only wood stove company to ever win the MIT Clean Energy Prize? To answer that, you have to look beyond the groundbreaking, intelligent wood stoves we create. Beyond the innovations we've made, we've also slashed cancer-causing emissions by up to 90% when compared to current EPA standards and beyond the nearly $3 million we've raised in capital from platforms like Seed Invest, StartEngine, and from VC, you have to look at our all-star team of Fire Science PhDs and MIT engineers. We are constantly looking for new ways to push boundaries in clean tech. It's led us to develop fire maps, our most ambitious product yet. Now's your chance to join us as an investor.

Fire maps bring smart technology to any existing wood stove. Our patent-pending Internet of Things device maximizes stove performance using AI sensors, analytics, and digital feedback linked to a mobile app. It's an easy-to-use solution that lets people immediately start reducing the harmful wood smoke they're inhaling by up to 50%, and because fires burn up to 30% more efficiently, users save money on wood fuel while more effectively heating their homes.

We think it's exactly the solution the $10.3 billion hearth market has been waiting for. That's because half a billion people throughout the world still rely on wood to heat their homes in rural and mountain areas where gas lines can't reach and electric grids fail. A wood-burning stove isn't a novelty, it's a necessity. Yet burning wood emits more carbon dioxide than coal, and wood smoke is 12 times more cancerous than cigarettes. It's a massive health issue that affects a hundred million homes and kills 2 million people every year.

We've poured three years of R&D, $2 million in funding from the Department of Energy, and 18 months of testing fire maps in real homes to solve this problem. But what makes us think we can deliver? For starters, we were the first company to create automated wood stoves, advanced safety features that help prevent chimney fires, and put wood stove control in the palm of the hand. Our innovations have resulted in patents; awards; and Smithsonian Magazine called our technology a "Game Changer."

We have built a multimillion-dollar wood stove business with products sold through major distributors like Wayfair, over 200 US and Canadian retailers, and directly to consumers on our website. Drawing on our established business, products, and patented technologies, we look to gain even more traction when fire maps becomes available. We are focused on advancing fire maps development and expanding globally. Let's carry the torch to eliminate harmful emissions from homes and communities everywhere. Invest in MF Fire today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MF FIRE, INC.", FILED IN THIS OFFICE ON THE TWENTY-SEVENTH DAY OF JANUARY, A.D. 2020, AT 4:30 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6215201 8100
SR# 20200583266

Authentication: 202269017
Date: 01-27-20

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:30 PM 01/27/2020
FILED 04:30 PM 01/27/2020
SR 20200583266 - File Number 6215201

MF FIRE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

MF Fire, Inc. a corporation organized and existing under and by the virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows:

1. The name of this corporation is MF Fire, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 14, 2016 under the name MF Fire, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 27th day of January, 2020.

MF FIRE, INC.

By: */s/ Paul LaPorte*
Name: Paul LaPorte
Title: Chief Executive Officer

Exhibit A

MF FIRE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is MF Fire, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III: DEFINITIONS.

As used in this Certificate (the "***Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Series Seed Preferred Stock remain outstanding, the holders of record of the shares of Series Seed Preferred Stock exclusively and as a separate class, are entitled to elect one (1) director of the Corporation (the "***Series Seed Director***"), the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation, and any additional directors will be elected by the affirmative vote of a majority of the Series Seed-2 Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Original Issue Price***" means $0.61 per share for the Series Seed Preferred Stock and $0.76 for the Series Seed-2 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 19,266,202, consisting of (a) 13,000,000 shares of Common Stock, $0.001 per share and (b) 6,266,202 shares of Preferred Stock, $0.001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations

with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, 4,098,361 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***" and 2,167,841 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***").

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of

the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the

cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the

certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, including any change of control of the Corporation that does not result in a payment to the holders of Preferred Stock of at least two times (2x) the Original Issue Price, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into

Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock

below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event at a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the

consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates

surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article VIII will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

Exhibit G - Testing the Waters Materials

MF Fire is taking reservations for a possible, upcoming round. Join the waitlist today.

Watchlist

RESERVE NOW

GET A PIECE OF MF FIRE

Transforming Wood Heat Into Clean Energy

MF Fire is a clean-tech company transforming wood heat into a source of clean energy via patented technology and 8 EPA-certified products sold in 200 retailers across North ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



MFFIRE
Transforming Wood Heat Into Clean Energy

$186,807.73 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- By combining cutting-edge PhD-level fire science & engineering excellence, with a growing pipeline of patented technologies, MF Fire has demonstrated its commitment to impactful clean heat solutions.
- We've averaged more than 100% YOY growth since 2018, with growing financial & business metrics, gross profit, and units sold; & our innovative tech is now available in hundreds of retailers, across the U.S. & Canada.
- MF Fire is about to launch Fire MAPS, a product that reduces emissions globally, following 3 years of R&D, $2M in funding from the U.S. Department of Energy, and 18 months of consumer trials.

Reserve Now

PREVIOUSLY CROWDFUNDED
$716,468.14

RESERVED
$186,807.73

INVESTORS
34

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
3031 Washington Blvd, G
BALTIMORE, MD 21230

WEBSITE
View Site

MF Fire is a clean-tech company transforming wood heat into a source of clean energy via patented technology and 8 EPA-certified products sold in 200 retailers across North America.

TEAM



Paul LaPorte
CEO

Paul LaPorte is a veteran business leader and technology entrepreneur with 30+ years of experience growing businesses from startup to market leadership. He has focused on transforming businesses in traditional industries that are impacted by disruptive technologies. Throughout his career, Paul has demonstrated sales and business development success, creating new $10+ million lines of business and strong sales pipelines for multiple market leaders in data and technology intensive fields, including email and data security, enterprise management applications, and Software-as-a-Service. During his career, Paul has shown financial management leadership successfully navigating companies through difficult external events including covid, global supply chain disruptions, and financial market crashes. For the last 8 years, Paul has led MF Fire through multiple product launches, high sales and revenue growth, and novel technology development enabled by multiple US Department of Energy grant awards. Paul has a strong technology background with an aerospace engineering degree from the Massachusetts Institute of Technology, as well as an MBA in International Business from Georgetown University.





Neil Didriksen
Board Member

Neil is the Director of Strategic Initiatives for the Robert W. Deutsch Foundation, where he has served as a director and member of the senior staff for the past fifteen years. Prior to his work with the Deutsch Foundation, Neil served in senior positions at MIT, Duke University, and the University of Baltimore. He earned his MBA from Duke University and his undergraduate degree from Haverford College.

Eileen O'Rourke
Board Member

I am Director of Impact Investing for the Abell Foundation and collaborate with local partners to advance mission-related goals, including evaluating and supporting direct investments in local companies. I actively support growing companies in the Baltimore ecosystem and participates with management teams to commercialize innovative technologies.

Taylor Myers
Board Member

Taylor Myers is co-founder and board member of MF Fire, Inc. He received his doctorate in mechanical engineering from the University of Maryland at College Park, where he was funded by the National Science Foundation to research energy, combustion, and multi-fluid flows. His designs have won, among others: U.S. Department of Energy, Renewable Energy Awards and the MIT Clean Energy, Energy Efficiency Prize. He is the author or co-author of more than 10 scientific publications and proceedings and is the inventor of two issued patents.

David Collier
Fractional CFO

David leads finance with 30 years of experience managing both operational and financial teams for emerging companies. Working in early stage and growth companies—as CFO, COO and President—he has helped several technology companies deliver consumer and business products through various distribution channels and manage supply chains worldwide. David has over thirty years of experience obtaining financing for the companies he supports, through his relationships in banking, the venture capital community and from other sources of capital. David holds both a BA in Business Finance and an MBA in Finance, both from University of Maryland.

As a fractional CFO he spends between 1-2 days per week depending on what activities he is needed for. As a fractional executive, his time fluctuates depending on which company has more time demands.

Ryan Fisher
COO

Ryan co-founded MF Fire and has led company operations for 9 years, including manufacturing and product development. He is a combustion engineering expert, earning a M.S. and B.S. in Fire Protection Engineering from the University of Maryland. Through the COVID-19 pandemic, Ryan navigated MF Fire's operations such that there was minimal order fulfillment disruption to its customers. He is a named inventor on three wood stove-related patents. Ryan helped propel MF Fire to win the MIT Clean Energy, Energy Efficiency Prize, and the Grand Prize in the 2014 Wood Stove Decathlon.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into MF Fire.

$398

Reservation Holder

5%

Select

JOIN THE DISCUSSION

DC

What's on your mind?

0/2500

Post

W Kim Colich
15 days ago

Hi Paul, Will you be offering a "Loyalty Bonus" (ask your StartEngine rep) on this raise? Please advise. Thanks s...
Show more

1 | 0

Paul LaPorte
MF Fire • a day ago

Hi Kim! Yes, we are offering a loyalty bonus for previous investors and reservation holders.

0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

What does "Exclusive for Accredited Investors" mean? (Reg D only)

More FAQs

Paul LaPorte

From: MF Fire <info@mffire.com>
Sent: Friday, December 1, 2023 9:37 PM
To: paul@mffire.com
Subject: Fans of MF Fire

Hi Paul,

As a fan or customer of MF Fire, have you ever dreamed of owning a piece of the most innovative wood stove and clean tech company??? **If yes, now is your chance!**

How can I participate?
If this sounds interesting, visit our official reservation page on StartEngine, the leading investment platform that manages these kinds of offerings, MF Fire Reservation Page.

Why are we doing this?
MF Fire already has the best customers, and we asked ourselves, " *How can we make our customers and fans even more a part of our mission to transform wood heat into clean energy?*" By giving you the chance to become owners!

What kind of investment is this?
In 2017, MF Fire became one of the first companies anywhere to offer customers a chance to become owners using the new Regulatory Crowdfunding

program. Regulatory Crowdfunding, also known as Reg CF, is leveling the investing playing field, allowing any person to own shares in companies previously reserved for venture capital firms and high-net-worth individuals.

Since then, **over 600 customers and fans have become owners.** As our company continues to grow and expand, we wanted to make this opportunity available again for a limited time.

We are partnered with StartEngine, the leading platform authorized to manage these types of offerings and a partner we have successfully used in a previous Reg CF offering. To learn more about Reg CF, please visit the Securities and Exchange Commission website for more information.

Details
Our StartEngine reservation page is now live! Investment details can be found on our reservation page, but investments start at $398. **We have already secured pre-reservations for more than 25% of our total offering**.

If interested, visit our reservation page and put your name on the waitlist. Once the offering goes live (soon), you will receive an email from StartEngine to return to our page to confirm your investment. By putting your name on the reservation page before the offering goes live, you **qualify for loyalty bonus shares** with your investment as our way of saying thank you for your continued support and belief in our mission to transform wood heat into clean energy.

Stay warm,

Paul LaPorte
CEO
MFFire

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE

CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Paul LaPorte

From: Paul LaPorte <paul@mffire.com>
Sent: Saturday, December 2, 2023 2:23 PM
To: kevinakirk1@gmail.com
Subject: MF Fire Investor Update

Dear Kevin,

Summary: MF Fire is about to raise investment on StartEngine again and has already generated strong interest. As a valued investor from our original SeedInvest (now part of StartEngine) offering,

1) I am providing you with details
2) Offering you an opportunity to ask questions
3) I'm asking for your support to help us start strong

I hope this email finds you well. I wanted to reach out and update you about a new MF Fire offering we will be opening soon on StartEngine. Our advanced StartEngine reservation page is now live and taking non-binding interest level reservations. **We have already secured pre-reservation commitments for more than 25% of our total offering**. I ask that you help us demonstrate additional demand by going to our reservation page (https://www.startengine.com/offering/mffire) and putting your name on the wait list with a non-binding commitment. Once the offering goes live, you will receive an email from StartEngine. At that time, please return to our page to make the investment official. Speed out of the gate in the first 1-2 days is very important to overall success and unlocking some marketing opportunities on StartEngine.

The rest of this email provides you with the What, Why, and When information. If you have questions, I will try to answer them as best I can.

What: New MF Fire StartEngine offering

This offering will initially start with a maximum raise of $617,000, which is the upper limit when doing a 3rd party financial review as part of our pre-offering compliance efforts. The pre-money valuation is just under $18M, a bump from three years ago (2020) when we launched our last offering. This valuation bump was chosen after a detailed analysis, primarily driven by our strong revenue growth, which we supplied to StartEngine. The short version is we've averaged 100% YOY revenue growth in the 3 years since our last offering and we reviewed Reg CF comparables research by KingsCrowd, a leading Reg CF research firm, as added secondary support.

Why (Now): We are raising funds to continue fueling company growth.

As you will read in our offering, the company has enjoyed substantial year-over-year growth in all metrics for the last few years. We continue to grow our market presence and revenue while winning new opportunities that accelerate our growth. However, this growth creates a need for capital. For example, you may have read a recent campaign update I posted sharing that we secured a new national level distributor with a marquee name in our industry, and it came with our single largest order to date. We believe this is the tip of the iceberg and we need to rise to the challenge in terms of inventory, expanding operations, and taking full advantage of this relationship. This opportunity is not an isolated win – we are enjoying multiple growth opportunities, each that can have a significant impact on the company and your investment. We are raising funds now to fuel that growth.

When: Live Offering Begins VERY Soon.

We have been preparing for several months while simultaneously leveling up our business operations to prepare to execute on these new opportunities.

How you can help:

1) **Make a soft commitment on our Reservation Page today** (https://www.startengine.com/offering/mffire)**, then**
2) **Return promptly and make an investment when the offering is live (you will receive emails when live)**

As soon as the offering launches, please convert any reservation you've made or consider making an investment in this new offering if you are able. Any Reg CF offering requires a strong start to maximize success. Having your support out of the gate will propel other investors to invest and will enable us to take full advantage of the success-based marketing StartEngine offers when companies hit investment milestones. **We are offering loyalty perks to returning investors and reservation holders (bonus shares)** as a way of thanking you for your continued support and belief in our mission to transform wood heat into clean energy.

We are fortunate to have had successful offerings (StartEngine in 2021 and SeedInvest in 2017) and have awesome investors like you, both of which can and will impact our success this time.

Stay warm,

Paul

Paul LaPorte
CEO, MFFire
Paul@mffire.com
www.mffire.com

MFFIRE

Paul LaPorte

From: Paul LaPorte <paul@mffire.com>
Sent: Friday, December 1, 2023 5:23 PM
To: cammigirl03@yahoo.com
Subject: MF Fire Investment email

Dear Cameo,

Summary: MF Fire is about to raise investment on StartEngine again and has already generated strong interest. As a valued investor from our last StartEngine offering,

1) I am providing you with details
2) Offering you an opportunity to ask questions
3) I'm asking for your support to help us start strong

I hope this email finds you well. I wanted to reach out and update you about a new MF Fire offering we will be opening soon on StartEngine. Our advanced StartEngine reservation page is now live and taking non-binding interest level reservations. **We have already secured pre-reservation commitments for more than 25% of our total offering**. I ask that you help us demonstrate additional demand by going to our reservation page (https://www.startengine.com/offering/mffire) and putting your name on the wait list with a non-binding commitment. Once the offering goes live, you will receive an email from StartEngine. At that time, please return to our page to make the investment official. Speed out of the gate in the first 1-2 days is very important to overall success and unlocking some marketing opportunities on StartEngine.

The rest of this email provides you with the What, Why, and When information. If you have questions, I will try to answer them as best I can.

What: New MF Fire StartEngine offering

This offering will initially start with a maximum raise of $617,000, which is the upper limit when doing a 3rd party financial review as part of our pre-offering compliance efforts. The pre-money valuation is just under $18M, a bump from three years ago (2020) when we launched our last offering. This valuation bump was chosen after a detailed analysis, primarily driven by our strong revenue growth, which we supplied to StartEngine. The short version is we've averaged 100% YOY revenue growth in the 3 years since our last offering and we reviewed Reg CF comparables research by KingsCrowd, a leading Reg CF research firm, as added secondary support.

Why (Now): We are raising funds to continue fueling company growth.

As you will read in our offering, the company has enjoyed substantial year-over-year growth in all metrics for the last few years. We continue to grow our market presence and revenue while winning new opportunities that accelerate our growth. However, this growth creates a need for capital. For example, you may have read a recent campaign update I posted sharing that we secured a new national level distributor with a marquee name in our industry, and it came with our single largest order to date. We believe this is the tip of the iceberg and we need to rise to the challenge in terms of inventory, expanding operations, and taking full advantage of this relationship. This opportunity is not an isolated win – we are enjoying multiple growth opportunities, each that can have a significant impact on the company and your investment. We are raising funds now to fuel that growth.

When: Live Offering Begins VERY Soon.

We have been preparing for several months while simultaneously leveling up our business operations to prepare to execute on these new opportunities.

How you can help:

1) **Make a soft commitment on our Reservation Page today** (https://www.startengine.com/offering/mffire)**, then**
2) **Return promptly and make an investment when the offering is live (you will receive emails when live)**

As soon as the offering launches, please convert any reservation you've made or consider making an investment in this new offering if you are able. Any Reg CF offering requires a strong start to maximize success. Having your support out of the gate will propel other investors to invest and will enable us to take full advantage of the success-based marketing StartEngine offers when companies hit investment milestones. **We are offering loyalty perks to returning investors and reservation holders (bonus shares)** as a way of thanking you for your continued support and belief in our mission to transform wood heat into clean energy.

We are fortunate to have had a successful offering previously on StartEngine and have awesome investors like you, both of which can and will impact our success this time.

Stay warm,

Paul

Paul LaPorte
CEO, MFFire
Paul@mffire.com
www.mffire.com

MFFIRE

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Paul LaPorte

From: Paul LaPorte <paul@mffire.com>
Sent: Friday, November 17, 2023 2:06 PM
To: svenne.juul@gmail.com
Subject: MF Fire investor email

Dear Svenne,

Summary: MF Fire is about to raise investments on StartEngine again. As a top previous investor,

1) I am providing you with details
2) Offering you an opportunity to speak one-on-one about the company, progress, strategy, and upcoming raise
3) I'm asking for your support to help us start strong

I hope this email finds you well. As one of our top investors from our last, oversubscribed StartEngine offering, I wanted to reach out and update you about a new MF Fire offering we will be opening soon on StartEngine. Our advanced StartEngine reservation page is now live and taking non-binding interest level reservations. I ask that you help us demonstrate demand by going there (https://www.startengine.com/offering/mffire) and putting your name on the wait list with a non-binding commitment. Once the offering goes live, you will receive an email from StartEngine as well as from me. At that time, please return to our page to make the investment official. Speed out of the gate in the first 1-2 days is very important to overall success and unlocking some marketing opportunities on StartEngine.

The rest of this email provides you with the What, Why, and When information, as well as alerts you that **I will be calling you (from 410-340-6805) to answer questions, bring you up to speed, and explain how you can help us make this new offering successful**. If you have particular times or phone numbers you would like me to use to try and reach you, please reply to this email at let me know when is best for you (eastern time to avoid confusion.)

What: New MF Fire StartEngine offering

This offering will initially start with a maximum raise of $617,000, which is the upper limit when doing a 3rd party financial review as part of our pre-offering compliance efforts. The pre-money valuation is just under $18M, a bump from three years ago (2020) when we launched our last offering. This valuation bump was chosen after a detailed analysis, primarily driven by our strong revenue growth, which we supplied to StartEngine. The short version is we've averaged 100% YOY revenue growth in the 3 years since our last offering and we reviewed Reg CF comparables research by KingsCrowd, a leading Reg CF research firm, as added secondary support.

Why (Now): We are raising funds to continue fueling company growth.

As you will read in our offering, the company has enjoyed substantial year over year grow in all metrics for the last few years. We continue to grow our market presence and revenue while winning new opportunities that accelerate our growth. However, this growth creates a need for capital. For example, you may have read a recent campaign update I posted sharing that we secured a new national level distributor with a marquee name in our industry and it came with our single largest order to date. We believe this is the tip of the iceberg and we need to rise to the challenge in terms of inventory, expanding operations, and taking full advantage of this relationship. This opportunity is not an isolated win – we are enjoying multiple growth opportunities, each that can have a significant impact of the company and your investment. We are raising funds now to fuel that growth.

When: Live Offering Begins End of November.

We have been preparing for several months while simultaneously leveling up our business operations to prepare to execute on these new opportunities.

How you can help:

1) **Make a soft commitment on our Reservation Page today** (https://www.startengine.com/offering/mffire)**, then**
2) **Return promptly and make an investment when the offering is live (you will receive emails when live)**

As soon as the offering launches, please consider making a follow on investment, at a similar or larger commitment if you are able. Any Reg CF offering requires a strong start to maximize success. Having your support out of the gate will propel other investors to invest and will enable us to take full advantage of the success based marketing StartEngine offers when companies hit investment milestones. **We are offering loyalty perks to returning investors and reservation holders (bonus shares)** as a way of thanking you for your continued support and belief in our mission to transform wood heat into clean energy.

We are fortunate to have had a successful offering previously on StartEngine and have awesome investors like you, both of which can and will impact our success this time.

I'm available and hope to get a chance to talk with you on the phone in the coming days. If email is better, I'm happy to engage with you that way if you prefer.

Stay warm,

Paul

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Paul LaPorte
CEO, MFFire
+1-855-MFFire1 main
+1-410-340-6805 cell
Paul@mffire.com
www.mffire.com

MFFIRE